AMENDED ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

Listed below are the Series of Calvert Variable Series, Inc. that are entitled to receive administrative services from Calvert Administrative Services Company ("CASC") under the Administrative Services Agreement dated March 1, 1999, and which will pay annual fees to CASC pursuant to the Agreement.

CVS Social Money Market 0.20%

CVS Social Balanced 0.275%

CVS Social Mid Cap Growth 0.25%

CVS Social Small Cap Growth 0.25%

CVS Social International Equity Fund 0.35%

CVS Social Equity 0.20%

CVS Income 0.25%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a Series commences operations, absent waivers.

Revised December __, 2001